Exhibit 99.1

Foamix Announces Positive Topline Results from Phase 2 Trial
Evaluating FMX-103 Topical Minocycline Foam for Moderate-to-Severe
Papulopustular Rosacea

FMX103 Demonstrated Statistically Significant Improvement Compared with Vehicle in the
Main Efficacy Endpoints

Conference Call and Webcast Today at 9:00 a.m. Eastern Time

Rehovot, Israel, and Bridgewater, NJ – September 12, 2016 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX), (“Foamix”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, today announced the topline results of its Phase 2 clinical trial of FMX103 for the treatment of papulopustular rosacea. Statistically significant differences were demonstrated for improvement in the primary and secondary efficacy endpoints (reduction in the number of inflammatory lesions – papules and pustules and improvement of Investigator Global Assessment score) for FMX103 compared with the vehicle-treated group.

“We are extremely encouraged that our Phase 2 dose-finding study demonstrated that FMX103 appears to be safe and effective in the treatment of moderate-to-severe papulopustular rosacea,” said Dov Tamarkin, Ph.D., CEO of Foamix. “We believe the positive data from our clinical trial could support advancement into Phase 3, and look forward to reviewing these results with the FDA.  Our goal is to bring innovative therapies to market in order to address the unmet needs of patients suffering from various dermatological conditions.  Based on our current results, FMX103 has the potential to provide significant benefits to the millions of patients who currently struggle with the physical effects of rosacea and the quality of life impact inherent with this disease”, he added.

Trial Design and Results

The double-blind, randomized, placebo-controlled Phase 2 trial included 233 subjects with moderate-to-severe rosacea enrolled at 18 sites in Germany.  Subjects were randomized to receive either 1 of 2 doses of FMX103 minocycline foam (3% or 1.5%) or vehicle foam once daily over 12 weeks, followed up by a 4-week post-treatment evaluation.  The efficacy endpoints were the absolute change in the number of inflammatory lesions – papules and pustules (primary endpoint) and improvement of the Investigator Global Assessment of severity, or IGA (first secondary endpoint).  Safety and tolerability were also evaluated.

1.	Baseline severity
The mean baseline lesion count for all groups ranged from 30.6 to 34.5 and the IGA scores were all moderate (score 3) or severe (score 4); with about 50-60% of the subjects having a severe rating.

2.	Significant reduction in the number of inflammatory lesions
At the Week 12 timepoint designated for the primary efficacy analysis, the 1.5% and 3% doses of FMX103 both significantly reduced the number of papules and pustules vs. the vehicle (1.5% and 3%, both p<0.001, ANCOVA, intent-to-treat analysis).  The mean reduction in lesion count of each treatment group vs. its baseline was 21.1 for the 1.5% dose, 19.9 for the 3% dose and 7.8 for vehicle; the corresponding percent reductions were 61.4% and 55.5% for the FMX103 1.5% and 3% groups, respectively, and 29.7% for the vehicle.

3.	Significant Improvement in Investigator’s Global Assessment (IGA) scores
Both the 1.5% and 3% doses of FMX-103 were significantly better compared to vehicle in reducing the IGA score by 2 grades and in reaching a “clear” (score=0) or “almost clear” (score=1) rating at Week 12 (P < 0.01 and P < 0.05, respectively, Cochran–Mantel–Haenszel test). Both the 1.5% and 3% doses were efficacious and there was no statistically significant difference between doses.

4.	Safety and tolerability
FMX103 appeared to be generally safe and well-tolerated.  There were no serious treatment‑related AEs and few subjects overall reported any treatment-related AEs (2, 4 and 5 in the 1.5%, 3% and vehicle groups, respectively).  A total of 4 subjects discontinued the study due to an adverse event (3 in the 3% group and 1 in the vehicle group).

Conference Call Information
Monday, September 12, 2016 @ 9am Eastern Time
Investors:	877-627-6590
International:	719-325-4794
Israel Investors:	1 80 925 8243
Conference ID:	5339326
Webcast:	http://public.viavid.com/index.php?id=121064

Replays, Available through September 26th:
Toll-Free:	877-870-5176
International:	858-384-5517
Replay PIN:	5339326

About Rosacea

Papulopustular rosacea is a chronic skin disease causing inflammatory lesions (papules and pustules) on the nose, cheeks, chin and forehead.  It can create psychosocial burdens, such as embarrassment, anxiety and low self-esteem that adversely affect quality of life.  Rosacea is most frequently seen in adults between 30 and 50 years of age. It affects more than sixteen million people in the United States. Although the exact root cause of rosacea remains unknown, both genetic and environmental factors are thought to have an impact on causing this disease.

There is no known cure for rosacea. Mild papulopustular rosacea is treated by topical antimicrobials (metronidazole, clindamycin and ivermectin), azelaic acid or retinoids, while the mainstay for the treatment of moderate-to-severe rosacea are systemic antibiotics such as minocycline and doxycycline (Drugs (2014) 74:1457-1465)

The current U.S. market size for rosacea is estimated to be approximately $1.2 billion (Symphony Health Services PHAST (Pharmaceutical Audit Suite). Weighted Values – rosacea indication only).

About Foamix Pharmaceuticals

Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological conditions.

Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX103 for the treatment of moderate-to-severe rosacea, and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare, Merz, Allergan and Mylan.

For more information, please visit www.foamixpharma.com.

Forward Looking Statements

This press release may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital.  We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F (File No. 161477078) filed on March 2, 2016, and elsewhere in that Annual Report. Any forward-looking statements that may be made herein speak only as of the date of this release and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact:	U.S. Investor Relations
Dorit Hayon	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
IR@foamixpharma.com	mrice@lifesciadvisors.com